November 12, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	E-World USA Holding, Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-184863

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”),  E-World USA Holding, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-184863), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 9, 2012.

As the staff has been informed by the Company both in writing and orally on various occasions last week, due to a lapse in the Company’s disclosure controls and procedures, the Company was the victim of a fraud perpetrated by a third party hired by the Company to obtain information in the form of an opinion and related consent which was included in the Registration Statement.  The Company does not wish to proceed with any offering under this Registration Statement due to this situation.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that after the matters set forth above and discussed with the staff last week have been addressed and rectified by the Company, including but not limited to the adoption and implementation of new disclosure controls and procedures designed to prevent any future occurrence of a similar situation, the verification of any information provided by any third party in the planned future Registration Statement, obtaining new opinions and consents through direct attorney-client relations with a law firm providing any opinion and consent included in the planned future Registration Statement and any and all other action necessary in light of the factors which led to this withdrawal request, the Company currently intends to file a new Registration Statement on Form S-1 for the same securities included in the Registration Statement which is the subject of this Withdrawal Request.  The planned new Registration Statement will not include the opinion and consent referred to in the paragraph above.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the written order granting withdrawal of the Registration Statement via e-mail to the same persons as the staff has on file for the sending of all comment letters or to the undersigned at the address set forth in the Registration Statement.

If you have any questions with respect to this matter, please contact our counsel, M. Williams, at the phone number you have on file for him.

Sincerely,

/s/ Ding Hua Wang

Ding Hua Wang, President
E-World USA Holding, Inc.